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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 14C INFORMATION
Information Statement Pursuant to Section 14(c) of the
Securities Exchange Act of 1934

Check the appropriate box:

[ ] Preliminary Information Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14-c5(d)(2))
[X] Definitive Information Statement

VIROPRO, INC.

(Name of Registrant As Specified In Charter)

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[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

1) Title of each class of securities to which transaction applies:

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2) Aggregate number of securities to which transaction applies:

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3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

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4) Proposed maximum aggregate value of transaction:

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5) Total fee paid:

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[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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VIROPRO, INC.
3163 Kennedy Boulevard
Jersey City, New Jersey 07306
(201) 217-4137

INFORMATION STATEMENT

We Are Not Asking You For A Proxy And You Are Requested Not To Send Us A Proxy

Introduction

This Information Statement, which is being mailed on or about July 8, 2004 to the holders of shares of common stock, par value, $0.001 per share of Viropro, Inc., is being furnished in connection with the anticipated amendment of the Company's Certificate of Incorporation. This change is to be made pursuant to a Written Consent of the Majority of the Shareholders of the Company dated June 17, 2004 which authorizes the Company to amend its Certificate of Incorporation to increase its authorized common stock from 4,116,974 shares to 20,000,000 shares.

Under Nevada corporate law, the action described above requires shareholder approval. This approval can be obtained through the written consent and approval of shareholders owning 50.01% of the outstanding shares of voting stock, in lieu of a meeting of the shareholders. These approvals have already been obtained. No action is required by any of the minority shareholders in connection with the above activities. However, Section 14 of the Securities Exchange Act of 1934, requires that the Company mail to all its shareholders the information set forth in this Information Statement prior to undertaking the above changes.

Questions and Answers about the Transaction

Q: WHAT IS THE PROPOSED TRANSACTION?

A: Management has determined that it is in the best interest of the Company and the stockholders to increase the Company's authorized stock.

Q: HOW WILL THIS BE ACCOMPLISHED?

A: Both the Board of Directors and shareholders holding a majority of the outstanding shares have approved amending the Company's Certificate of Incorporation to increase the Company's authorized stock from 4,116,974 to 20,000,000 shares. By law, the Company must file this Information Statement with the SEC, mail it to the stockholders and then file the actual amendment with the Nevada Secretary of State.

Q: WHY IS THE COMPANY DOING THIS?

A: The Company has determined to hire some consultants to help it through this transitional phase. However, since the Company has no income or cash it can only pay its consultants with stock. After due deliberation, the Company has determined to hire four consultants for a total of 550,000 shares. Also, if the Company is successful in finding acquisitions or new business opportunities it will likely need to issue stock to complete such transactions.

Q: WHAT ARE THE TAX CONSEQUENCES OF THIS TRANSACTION?

A: The transaction will not be a taxable event for the stockholders.

Q: IF I OPPOSE THE TRANSACTION, DO I HAVE APPRAISAL RIGHTS?

A: No. Under Nevada Law, this transaction does not give any stockholder any appraisal rights.

Q: WILL THERE BE DILUTION AS A RESULT OF THIS TRANSACTION?

A: Yes, since the Company intends to issue an aggregate of 550,000 shares to the consultants. Also, there will likely be some additional dilution when the Company acquires an operating business since the acquisition of a new business will likely require the issuance of additional shares. At this time, it is not possible to estimate the extent of the anticipated dilution.

Q: HAS THE COMPANY ALREADY LOCATED PROSPECTIVE NEW BUSINESS?

A: As previously disclosed, we did have a deal to acquire a corporation but that deal has been terminated. We continue to talk with about entering into a new deal with that corporation and with other corporations but all discussions are still preliminary and there is no guarantee that any acquisition or project will be consummated.

Q: WHO CAN HELP ANSWER ANY OTHER QUESTIONS I MIGHT HAVE?

A: If you have any more questions about this information circular, you should contact Gary Chamandy-Cook at the following address and phone number:

c/o Trivor Group, 4480 Cote de Liesse, Suite 355, Montreal, Quebec H4N 2RI Tel:(514) 731-5552 ext. 242

Q: WHERE CAN I FIND ADDITIONAL INFORMATION ABOUT THE COMPANY?

A: The Company is a fully reporting issuer and information can be found in the Company's recent 10-KSB and 10-QSB filings available at the Internet site that the SEC maintains at www.sec.gov.

The Amendment

As described above in the Q&A section, the Board of Directors of the Company is of the opinion that additional stock is needed to deliver as compensation to various consultants it has hired to help it locate potential business opportunities and acquisition targets as well as assisting the Company in maintaining compliance with the securities laws and its mandatory filings. In addition, some of the shares may be used to acquire a new business should the opportunity present itself.

As of the date of this statement, the Company is in preliminary discussions with several potential merger or joint venture candidates (including Central Network communications, Inc, with which it terminated an acquisition agreement earlier this year), but it is too early in the process to ascribe any likelihood that any of these talks will result in actual business contracts. Further information will be announced as soon as is possible.

Voting Securities

The common stock is our only class of voting securities. Each share is entitled to one vote. As at May 31, 2004, we had 4,116,974 common shares outstanding. Written consents covering 3,299,500 shares or approximately 80% of the outstanding shares approved the amendment on June 17, 2004.

Security Ownership of Certain Beneficial Owners & Management

The following table sets forth, as of May 31, 2004, information regarding the beneficial ownership of our common stock based upon the most recent information available to us for (i) each person known by us to own beneficially more than five (5%) percent of our outstanding common stock, (ii) each of our officers and directors, and (iii) all of our officers and directors as a group. Each stockholder's address is c/o the Company, 3163 Kennedy Boulevard, Jersey City, NJ 07306.

Name	Number of Shares Owned	Percentage Owned
Richard Lee (1)	345,015 (2)	8.4
Stellar Commodities	345.015	8.4
9134-6023 Quebec Inc.	266,603	6.5
4174551 Canada Inc.	242,905	5.9
9134-6015 Quebec Inc.	236,980	5.8
All Officers and Directors as a Group (1 person)	345,015 (1)	8.4

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(1) The sole officer and director.
(2) Indirectly, through Sunev Investments Limited

Interests of Certain Persons in or Opposition to matters to be Acted Upon

None.